Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Advantage Announces $67 Million in Non-Core Asset Dispositions

            (TSX: AAV, NYSE: AAV)

            CALGARY, May 10 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the
"Corporation") is pleased to announce that it has signed purchase and sale agreements relating to the disposition of non-core natural gas weighted assets located in South Eastern Alberta for gross cash proceeds of $67 million. The disposition is comprised of two separate transactions which include combined production of approximately 1,700 boe/d (80% natural gas) and proved plus probable reserves of 6.4 million boe as of December 31, 2009 as estimated by
Sproule Associates Limited. The transactions are scheduled to close on or about May 31, 2010 with effective dates of March 1, 2010 and April 1, 2010.
            The net proceeds from these dispositions will initially be used to repay bank indebtedness under Advantage's credit facility, which may be subsequently redrawn to fund future capital expenditures and for general corporate purposes.
            The two disposition transactions are subject to customary regulatory approvals and other conditions. There is no guarantee that either of the sale transactions will be completed.

            Advisory

            The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private
Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements.
Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate",
"demonstrate", "expect", "may", "will", "project", "predict", "potential",
"targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, individual wells, regions, properties or projects. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations;
volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law,
Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of
Advantage and its business, please refer to its Annual Information Form dated
March 16, 2010 which is available on SEDAR at www.sedar.com and
www.advantageog.com.
            References in this press release to initial test production rates, initial "productivity", initial "flow" rates, "flush" production rates and
"behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.
            Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel. "TCF" stands for trillion cubic feet of natural gas. Such conversion rates are based on an energy equivalency conversion method application at the burner tip and do not represent an economic value equivalency at the wellhead.
            Finding and development costs have been calculated in accordance with section 5.15 of National Instrument 51-101 Standards of Disclosure for Oil and
Gas Activities which requires changes in FDC to be included in the calculation of finding and development costs. Advantage has also provided the calculation of finding and development costs excluding changes in FDC as indicated above.
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated FDC generally will not reflect total finding and development costs related to reserve additions for that year.
            The Corporation discloses several financial measures that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the
Corporation's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

            %CIK: 0001468079

            /For further information: Investor Relations, Toll free: 1-866-393-0393;
Advantage Oil & Gas Ltd., 700, 400 -3rd Avenue SW, Calgary, Alberta, T2P 4H2,
Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site: www.advantageog.com,
E-mail: ir(at)advantageog.com/
            (AAV.DB.C. AAV.DB.E. AAV.DB.D. AAV.DB.G. AAV. AAV)

CO:  Advantage Oil & Gas Ltd.

CNW 06:00e 10-MAY-10